# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edesa Biotech, Inc., CIK 0001540159
CUSIP: 27966L306
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6
Date of event which requires filing of this statement: 02/26/2026
Amends the filing with accession number 0000921895-25-000528
Filed by CIK 0001848809
Persons authorized to receive notices and communications: Adam Morgan, Velan Capital Investment Management LP, 100 North Main Street, Suite 301, Alpharetta, Georgia (GA), 30009, 646-844-0030; Ryan Nebel, Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Velan Capital Master Fund LP (CIK 0001964356): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 569,075; sole dispositive power 0; shared dispositive power 569,075; aggregate amount beneficially owned 569,075 (6.8% of the class)
- Velan Horizon Fund LP (CIK 0002057740): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 15,625; sole dispositive power 0; shared dispositive power 15,625; aggregate amount beneficially owned 15,625 (0.2% of the class)
- Velan Capital Opportunity Fund II LLC (CIK 0002057744): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (3% of the class)
- Velan Horizon GP LLC (CIK 0002057821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 15,625; sole dispositive power 0; shared dispositive power 15,625; aggregate amount beneficially owned 15,625 (0.2% of the class)
- Velan Capital Holdings LLC (CIK 0001964353): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 819,075; sole dispositive power 0; shared dispositive power 819,075; aggregate amount beneficially owned 819,075 (9.8% of the class)
- Velan Capital Investment Management LP (CIK 0001848809): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 834,700; sole dispositive power 0; shared dispositive power 834,700; aggregate amount beneficially owned 834,700 (9.99% of the class)
- Velan Capital Management LLC (CIK 0001964355): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 834,700; sole dispositive power 0; shared dispositive power 834,700; aggregate amount beneficially owned 834,700 (9.99% of the class)
- Morgan Adam (CIK 0001964335): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 834,700; sole dispositive power 0; shared dispositive power 834,700; aggregate amount beneficially owned 834,700 (9.99% of the class)
- VENKATARAMAN BALAJI (CIK 0001114916): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 834,700; sole dispositive power 0; shared dispositive power 834,700; aggregate amount beneficially owned 834,700 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Edesa Biotech, Inc.
Address of issuer's principal executive offices: 100 SPY COURT, MARKHAM, Ontario Canada (A6), L3R 5H6

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by Velan Master, Velan Horizon and Velan Opportunity II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). Pursuant to the Purchase Agreement (as defined in the initial Schedule 13D), Velan Master purchased 421,875 Shares and 366 Preferred Shares (as defined in the initial Schedule 13D) for $4,470,000. The aggregate purchase price of the 140,000 Shares Velan Master purchased in the open market is approximately $238,294, excluding brokerage commissions.

Pursuant to the Purchase Agreement, Velan Horizon purchased 15,625 Shares and 7 Preferred Shares for $100,000.

Pursuant to the Purchase Agreement, Velan Opportunity II purchased 250,000 Shares and 195 Preferred Shares for $2,430,000.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,348,161 Shares outstanding as of February 12, 2026, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on February 13, 2026, plus the Shares underlying the Preferred Shares that may be converted by the Reporting Persons, as applicable and subject to the Ownership Limitation (as defined in the initial Schedule 13D).

As of the date hereof, Velan Master directly beneficially owns 569,075 Shares (including 7,200 Shares underlying certain Preferred Shares), constituting approximately 6.8% of the Shares outstanding.

As of the date hereof, Velan Horizon directly beneficially owns 15,625 Shares, constituting approximately 0.2% of the Shares outstanding. Velan Horizon GP, as the general partner of Velan Horizon, may be deemed to beneficially own the 15,625 Shares beneficially owned by Velan Horizon, constituting approximately 0.2% of the Shares outstanding.

As of the date hereof, Velan Opportunity II directly beneficially owns 250,000 Shares, constituting approximately 3.0% of the Shares outstanding.

Velan GP, as the general partner of Velan Master and managing member of Velan Opportunity II, may be deemed to beneficially own the 819,075 Shares beneficially owned in the aggregate by Velan Master and Velan Opportunity II, constituting approximately 9.8% of the Shares outstanding.

Velan Capital, as the investment manager of each of Velan Master, Velan Horizon and Velan Opportunity II, may be deemed to beneficially own the 834,700 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Velan IM GP, as the general partner of Velan Capital, may be deemed to beneficially own the 834,700 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Mr. Venkataraman, as a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP, may be deemed to beneficially own the 834,700 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding. Mr. Morgan, as the Chief Investment Officer of Velan Capital and a Managing Member of each of Velan Horizon GP, Velan GP and Velan IM GP, may be deemed to beneficially own the 834,700 Shares beneficially owned in the aggregate by Velan Master, Velan Horizon and Velan Opportunity II, constituting approximately 9.99% of the Shares outstanding.

If the Preferred Shares were not subject to the Ownership Limitation, the Reporting Persons would collectively beneficially own an aggregate of 3,785,833 Shares (including 2,958,333 Shares underlying the Preferred Shares), constituting approximately 33.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated to read as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The Warrants (as defined and described in the initial Schedule 13D) expired worthless pursuant to their terms on December 23, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Velan Capital Master Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its General Partner (03/02/2026)
- Velan Horizon Fund LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Horizon GP LLC, its General Partner (03/02/2026)
- Velan Capital Opportunity Fund II LLC: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Holdings LLC, its Managing Member (03/02/2026)
- Velan Horizon GP LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (03/02/2026)
- Velan Capital Holdings LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (03/02/2026)
- Velan Capital Investment Management LP: /s/ Adam Morgan, Adam Morgan, Managing Member of Velan Capital Management LLC, its General Partner (03/02/2026)
- Velan Capital Management LLC: /s/ Adam Morgan, Adam Morgan, Managing Member (03/02/2026)
- Morgan Adam: /s/ Adam Morgan, Adam Morgan (03/02/2026)
- VENKATARAMAN BALAJI: /s/ Balaji Venkataraman, Balaji Venkataraman (03/02/2026)